UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67094

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/22 (MM/DD/YY) AND ENDING 06/30/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Frontegra Strategies, LLC

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
  - ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

400 Skokie Blvd., Suite 500
(No. and Street)

Northbrook	IL	60062
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William D. Forsyth, III	847-509-9860	bforsyth@frontier-partners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Plante & Moran, PLLC
(Name – if individual, state last, first, and middle name)

10 South Riverside Plaza, 9th Floor	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	166
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William D. Forsyth, III _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Frontegra Strategies, LLC _____, as of 6/30 _____, 2 023 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Illinois
County of Cook
Signed and affirmed to before me on August 15, 2023

Signature:

Title:
President

Notary Public



MELISSA R ERICKSON
Official Seal
Notary Public - State of Illinois
My Commission Expires Aug 25, 2025

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Frontegra Strategies, LLC

Financial Report
with Supplemental Information
Year Ended June 30, 2023

Frontegra Strategies, LLC

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
Frontegra Strategies, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Frontegra Strategies, LLC (the "Company") as of June 30, 2023, the related statements of income and member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompany Supplemental Schedule I - Computation of Net Capital, Supplemental Schedule II - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Commission, and Supplemental Schedule III - Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission (collectively referred to as the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Frontegra Strategies, LLC's auditor since 2006.
Chicago, Illinois
August 15, 2023

Frontegra Strategies, LLC

Statement of Financial Condition
June 30, 2023

Current Assets		
Cash	$	863,352
Customer receivables		129,620
Prepaid expenses		19,271
Total Assets	**$**	**1,012,243**

Liabilities and Member's Equity		
Accrued expenses	$	20,438
Due to member		4,862
Total Liabilities		25,300
Member's Equity		986,943
Total Liabilities & Member's Equity	**$**	**1,012,243**

Frontegra Strategies, LLC

Statement of Income and Member's Equity
Year Ended June 30, 2023

Revenue - Fees	$ 520,687
Expenses	
Professional fees	52,750
Insurance	630
State registration and filing fees	42,852
Office	100,308
Salaries and payroll taxes	61,943
Total expenses	258,483
Net Income	262,204
Member's Equity - Beginning of year	1,724,739
Member Distribution	(1,000,000)
Member's Equity - End of year	**$ 986,943**

Frontegra Strategies, LLC

Statement of Cash Flows
Year Ended June 30, 2023

Cash Flows from Operating Activities		
Net income	$	262,204
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in:		
Customer receivables		36,356
Prepaid expenses		1,922
Accrued expenses		747
Accrued bonus		1,732
Net cash provided by operating activities		302,961
Cash Flows from Financing Activities		
Due to member		1,693
Member distribution		(1,000,000)
Net cash flows used in financing activities		(998,307)
Net Decrease in Cash		(695,346)
Cash - Beginning of year		1,558,698
Cash - End of year	**$**	**863,352**

Frontegra Strategies, LLC

Note 1 - Industry Operations

Frontegra Strategies, LLC (the "Company") was formed on March 15, 2005 as a Delaware limited liability company. The Company is wholly owned by Frontier North America Holdings, Inc. ("Frontier").

The Company is a registered securities broker-dealer engaged in the business of selling mutual funds and promoting interests in limited partnerships, limited liability companies, and other similar private equity products. The Company also acts as the principal distributor of mutual fund shares. The Company does not claim an exemption from SEC Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 and as discussed in Question 8 of the related FAQ released by SEC staff.

Note 2 - Summary of Significant Accounting Policies

Aspects of the Limited Liability Company – As a limited liability company, the member's liability is limited to capital invested. Under its operating agreement, the Company has one class of member interest, and the member's interest is proportional to the number of equity units acquired by the member to the total number of units issued by the Company. Allocation of profits, losses, and distributions is in accordance with the terms as defined in the operating agreement. The Company shall remain in perpetuity unless sooner terminated, as provided in the operating agreement.

Cash – The Company maintains its cash in a bank account, which at times may exceed federally insured limits. The Company has not experienced any losses in such account and believes it is not exposed to any significant credit risk on cash.

Note 2 - Summary of Significant Accounting Policies (Continued)

Customer Receivables – Receivables are carried at original invoice amount less any estimates made for doubtful receivables. Management determines the allowances for doubtful accounts by reviewing and identifying troubled accounts on a monthly basis and by using historical experience applied to an aging of accounts. Receivables are written off when deemed uncollectible. Recoveries of receivables previously written off are recorded when received.

Revenue Recognition – Revenue from contracts with customers includes success-based transaction fees. The Company recognizes revenue when it earns fees on assets raised for investment in mutual funds, limited partnerships, limited liability companies and other similar private equity products. These fees are primarily earned over time and are generally assessed based on a percentage of the average market value of raised assets under management during the period.

Income Taxes – As a single member LLC, the Company is a disregarded entity for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The Company's earnings are included on the member's tax return. Accordingly, the financial statements do not reflect a provision for income taxes.

Management Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Frontegra Strategies, LLC

Note 2 - Summary of Significant Accounting Policies (Continued)

Subsequent Events – The Company has evaluated subsequent events through August 15, 2023, the date the financial statements are issued.

Note 3 – Related Party Transactions

The Company has an expense sharing agreement with an affiliated company, Frontier Partners, Inc. ("FP"), which is also owned by Frontier. The affiliated company provides the Company with administrative staff, office space and related operating expenses. The Company does not reimburse all of the affiliated expenses included in the expense sharing agreement. Financial position and results of operations would differ from the amounts in the accompanying financial statements if these related party transactions did not exist. Amounts owed to FP totaled $0 as of June 30, 2023.

Note 4 - Uniform Net Capital Rule

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting capital ratio would exceed 10 to 1. As of June 30, 2023, the Company had net capital of $838,052, of which $833,052 was in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1.

Frontegra Strategies, LLC

Note 5 - Major Customer

In the year ending June 30, 2023, revenues from one customer amounted to 92.75 percent of the Company's fee revenue. The receivable balance for this customer was $118,123 as of June 30, 2023.

Supplemental Information

Frontegra Strategies, LLC

Supplemental Schedule I – Computation of Net Capital
June 30, 2023

Total member's equity	$	986,943
Deductions and/or Charges		
Nonallowable assets/liabilities:		
Accounts receivable		129,620
Prepaid expenses		19,271
Net capital		838,052
Net Capital Requirement		5,000
Excess net capital		833,052
Aggregate Indebtedness	$	25,300
Ratio of Aggregate Indebtedness to Net Capital		0.03 to 1

There are no material differences between the above computation and the Company's corresponding unaudited Form X–17A–5 as of June 30, 2023.

The Company has no liabilities subordinated to the claims of general creditors, therefore a statement of changes in liabilities subordinated to the claims of general creditors is not presented.

Frontegra Strategies, LLC

Schedule II

Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Commission

The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

Schedule III

Information Relating to the Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Commission

The Company does not claim an exemption from Rule 15c3-3 in reliance upon footnote 74 of SEC Release No. 34-70073 dated July 30, 2013, and as discussed in Question 8 of the related FAQ released by SEC staff. The Company does not hold customer funds or securities.

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Member
Frontegra Strategies, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which Frontegra Strategies, LLC (the "Company") stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3.

(2) The Company is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) mutual fund underwriter or sponsor and (2) promoting interests in limited partnerships, limited liability companies, and other similar private equity products. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended June 30, 2023 without exception.

Management is responsible for compliance with 17 C.F. R. §240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. §240.15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, pursuant to footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

Plante & Moran, PLLC

Chicago, Illinois
August 15, 2023



FRONTEGRA
STRATEGIES, LLC

FRONTEGRA STRATEGIES, LLC
EXEMPTION REPORT
YEAR ENDED June 30, 2023

Frontegra Strategies, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) mutual fund underwriter or sponsor; and (2) promoting interests in limited partnerships, limited liability companies and other similar private equity products, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Frontegra Strategies, LLC

I, William D. Forsyth III, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
William D. Forsyth III, President

Date: July 31, 2023

FronTegra Strategies, LLC
400 Skokie Boulevard – Suite 500 - Northbrook, IL 60062-7905
phone 847-509-9860 *fax* 847-509-9845 - www.frontierpartners.com
Our investment professionals are registered representatives with FronTegra Strategies, LLC, a registered securities broker-dealer and a member of the FINRA and SIPC. Any investment product offered by FronTegra Strategies, LLC is:
Not FDIC | Insured Not Bank Guaranteed | May Lose Value